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                               June 17, 2024

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Limited
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 29, 2024
                                                            File No. 333-279795

       Dear Roger James Hamilton:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Selling Stockholders, page 93

   1. We note your statement on page 93 that the "offering is expected to close on or about May
                                                        22, 2024, subject to
satisfaction of customary closing conditions" and that you filed a
                                                        Form 6-K on May 22,
2024 disclosing that the offering closed. Please clarify that the offering was
completed and the securities were issued and outstanding prior to filing this registration
statement on Form F-1.
       Plan of Distribution, page 94

   2. Please refer to the second paragraph. We note your disclosure that the "selling stockholders may sell
all or a portion of the shares of common stock held by them and offered hereby from
time to time directly or through one or more underwriters, broker-
                                                        dealers or agents.
Please revise to state that you will file a post-effective amendment to include any material
information with respect to the plan of distribution not previously
 Roger James Hamilton
Genius Group Limited
June 17, 2024
Page 2
       disclosed in the registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K and
       the associated undertaking you have provided on page II-4.
General

3. Please revise to include the audited financial statements of FatBrain for each of the last two fiscal years as well as a consent from their independent auditors. In this regard, the unaudited financial statements included in Exhibit 21.2B of your Form
20-F and the    pro
       forma    information provided on page S-9 of this registration statement do not satisfy the
       requirements of Rule 3-05 of Regulation S-X. Refer also to Item 4.b and
Item 4A.b.1.i of
       Form F-1 and Rule 3-05(b)(2)(iii) of Regulation S-X.
4. Please revise to include pro forma financial statements that comply with the guidance in
       Article 11 of Regulation S-X. In this regard, your disclosures on page S-9 indicate that the
       Genius Group pro forma information is comprised of eight entities including FatBrain and excludes the spin-off of ERL. Pro forma financial information must separately address each transaction for which pro forma effect is being given along with the transaction accounting adjustments and a detailed explanation of such adjustments for each transaction. Please revise. Refer to Rule 11-02 of Regulation S-X.
5. Please revise to include a discussion of your change in certifying accountants that fully complies with each of the requirements in Item 4.d of Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameRoger James Hamilton
                                                             Division of
Corporation Finance
Comapany NameGenius Group Limited
                                                             Office of
Technology
June 17, 2024 Page 2
cc:       Jolie Kahn
FirstName LastName